Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191647

Kraft Foods Group, Inc.
Social Stock Plan™
__________________________

Dear Participant in the Kraft Foods Group, Inc. Social Stock Plan:
As previously announced, on March 24, 2015, Kraft Foods Group, Inc. (“Kraft”) and H. J. Heinz Holding Corporation (“Heinz”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) to combine to form The Kraft Heinz Company (“Kraft Heinz”).
In the merger, each outstanding share of Kraft common stock issued and outstanding immediately prior to the effective time of the merger (other than deferred shares and restricted shares) will be converted into the right to one share of Kraft Heinz common stock. In addition, prior to the effective time of the merger, Kraft will declare a special cash dividend equal to $16.50 per share of Kraft common stock to shareholders of Kraft as of a record date immediately prior to the closing of the merger. Following the merger, Kraft common stock will be delisted from the NASDAQ Stock Market and deregistered under the Securities Exchange Act of 1934, and Kraft will no longer be required to file periodic reports with the Securities and Exchange Commission (“SEC”) in respect of Kraft common stock. Completion of the merger is subject to the satisfaction or waiver of various conditions and approvals.
In light of the merger, Kraft has decided to terminate the Social Stock Program (the “Plan”). The termination will be effective on May 4, 2015. After the termination of the Plan, you will receive a notice from LOYAL3 Securities, Inc. (“LOYAL3”), the Plan administrator, that you may no longer purchase shares of Kraft common stock through the Plan. No action on your part is required prior to the termination of the Plan. The Social Stock Plan will terminate regardless of whether the merger is completed.
Prior to May 4, 2015, you may continue to conduct Plan transactions. Furthermore, LOYAL3 will continue to service existing accounts after the termination of the Plan.
Any questions regarding the termination of the Plan should be submitted to LOYAL3 as follows:
Chat:             Use the “chat” function at www.loyal3.com
Email:             Send an email to Support@loyal3.com
U.S. Postal Service:    Kraft Foods Group Social Stock Plan
c/o LOYAL3 Support Services
P.O. Box 26027
San Francisco, CA 94126

Additional Information Regarding the Merger and Where to Find It
This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz has filed a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft are available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz are available free of charge on Heinz’s website at http://www.heinz.com/.
Participants in the Solicitation
Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.